SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI REPORTS ON STATUS OF US ELECTORNIC PASSPORT PROJECT

Fort Lee, NJ – August 1, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments and other applications, said that as previously reported, OTI America, Inc. was one of several contractors that have received contract awards from the United States Government Printing Office (GPO) for the production of electronic passports. The GPO has, as required by law, issued a stop work order, effectively halting work on the program by all contractors pending a decision by the Government Accountability Office (GAO). The stop work order was issued due to a protest filed by OTI regarding the evaluation of its product by the GPO with the GAO. The GPO’s motion to dismiss the protest was denied by the GAO. Should the GAO rule in OTI America’s favor, OTI, along with the other contractors, will continue work when the program resumes. (The contracts include several stages, running from testing and evaluation stages through production stages. OTI America successfully protested an earlier evaluation decision by the GPO at the outset of the program.)

According to Oded Bashan, President & CEO, “OTI is confident in the superiority of its technology and product. We are therefore hopeful of being selected as a supplier of electronic passports to the US Government. We look forward to a prompt and a favorable decision. It should also be noted that the US Government electronic passport program is but one of many projects in which we are currently involved and as such, we have not included it in our financial projections.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements, which include statements concerning the future of OTI’s role in the electronic passport program, are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PMH Group
201 944 5200 ext. 111	212 999 5585	212 496 7238
pmhgroupinc@aol.com	ahandelsman@5wpr.com	galit@otiglobal.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 1st, 2005